UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2020

Commission File Number 001-38810

STEALTH BIOTHERAPEUTICS CORP

(Translation of registrant’s name into English)

Stealth BioTherapeutics Corp

c/o Intertrust Corporate Services (Cayman) Limited

190 Elgin Avenue, George Town

Grand Cayman

KY1-9005 Cayman Islands

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

FORM 20-F  ☒                FORM 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form S-8 (Registration Numbers 333-237541 and 333-230452) and Form F-3 (Registration Number 333-237542) of Stealth BioTherapeutics Corp (the “Company”) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Resignation of Director

On December 3, 2020, Lu Huang resigned as a member of the Board of Directors (the “Board”) of Stealth BioTherapeutics Corp (the “Company”), effective immediately. Dr. Huang’s decision to resign from the Board was not due to a disagreement on any matter related to the Company’s operations, policies or practices.

Election of Director

On December 4, 2020, the Board, acting in accordance with the recommendation of the Nominating Committee of the Board, appointed Dr. Eve Slater as a Class I director and as a member of the Remuneration Committee, effective as of December 4, 2020.

Dr. Slater is currently Professor of Clinical Medicine at Columbia Vagelos College of Physicians and Surgeons (P&S), where she has taught for over 35 years. She was Senior Vice President, Worldwide Policy, Pfizer, Inc form May 2007 to June 2009. Prior to that, she served as Assistant Secretary for Health in the U.S. Department of Health and Human Services from 2001 to 2003, and spent over 19 years with Merck and Co., where she was Executive Director of Biochemistry and Molecular Biology, Vice President and Senior Vice President of Clinical and Regulatory Development, and SVP of External Policy. She has received the Virginia Kneeland Frantz Distinguished Women in Medicine Award from P&S, the Chairman’s Award from Merck, and was selected to the National Library of Medicine “Changing the Face of Medicine: Celebrating America’s Women Physicians”. Dr. Slater is board certified in internal medicine and cardiology and a fellow of the American College of Cardiology. Dr. Slater received her BA from Vassar College and her MD from Columbia University’s College of Physicians and Surgeons.

In accordance with the Company’s director compensation program (the “Program”), Dr. Slater will receive (i) annual cash compensation of $40,000 for her service as a director, (ii) additional annual cash compensation of $5,000 as a member of the Remuneration Committee and (iii) reimbursement for reasonable travel and other expenses incurred in connection with attending meetings of the Board and committees thereof. In addition, in accordance with the Program, Dr. Slater was granted a share option to purchase up to 532,200 shares of the Company’s ordinary shares at a per share exercise price of $0.11 (which was the closing price of American Depositary Shares (the “ADSs”) on the Nasdaq on December 4, 2020, the date of grant, divided by 12, which is the number of ordinary shares represented by the ADS, rounded up to the nearest penny), which option will vest as monthly over three years, subject to Dr. Slater’s continued service as a director of the Company. Dr. Slater was also granted a share option to purchase 88,704 shares (based on an annual grant of 266,210 shares pro-rated based on date of appointment) of the Company’s ordinary shares at a per share exercise price of $0.11 (which was the closing price of ADSs on the Nasdaq on December 4, 2020, the date of grant, divided by 12, and rounded up to the nearest penny) as an annual share option grant, which option will vest on the earlier of (i) one year from date of grant or (ii) the date of the next annual shareholders’ meeting.

The press release issued by the Company in connection therewith is attached hereto as Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STEALTH BIOTHERAPEUTICS CORP

By:	/s/ Irene P. McCarthy
Irene P. McCarthy
Chief Executive Officer

Date:	December 7, 2020

EXHIBIT INDEX

Exhibit Number	Description

99.1	Press Release issued by the Company on December 7, 2020